Regulatory Announcement

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:03 17-May-06
Number	1606D

RNS Number:1606D
Tesco PLC
17 May 2006

17th May 2006

Tesco PLC

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Tesco PLC ('the Company') has today been notified that on 16th May 2006, the Directors and other persons discharging managerial responsibilities ('PDMRs') as listed below, were appropriated shares at a price of 319.65p per share under the Free Shares element of the Company's Share Incentive Plan:

Director / PDMR	No of Shares
P A Clarke	938
A T Higginson	938
T P Leahy	938
T J R Mason	938
D T Potts	938
R W P Brasher	938
Lucy Neville-Rolfe	938

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED

2006 JUN -2 P 4: 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:58 17-May-06
Number	1594D

RNS Number:1594D
Tesco PLC
17 May 2006

17 May 2006

Tesco PLC

Tesco PLC ('the Company') was notified today that the Trustees of the Tesco Employee Share Incentive Plan purchased 1,000,000 Ordinary Shares of 5p each in the Company at an average price of 323.8536p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:57 17-May-06
Number	1591D

RNS Number:1591D
Tesco PLC
17 May 2006

17th May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

Tesco PLC ('the Company') has today been informed by a letter dated 15th May 2006 that as at the close of business on 11th May 2006, Lehman Brothers International (Europe) no longer has a notifiable interest in the Ordinary Shares of 5p each of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

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